EXHIBIT 99.1

Colliers International Appoints Christopher Galvin to Its Board of Directors

TORONTO, Sept. 24, 2018 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers”) today announced the appointment of Mr. Christopher Galvin to its Board of Directors, effective immediately.

Mr. Galvin previously served as the Chairman and co-founder of Harrison Street Real Estate Capital LLC, one of the largest real estate investment firms dedicated to the education, healthcare and storage sectors.  Colliers acquired a 75% interest in Harrison Street earlier this year.

Mr. Galvin presently serves as Chairman or board member of Uniquesoft, LLC, Velocidata, evolve24, Three Ocean Partners and MCR-Aerodyne, Inc.  Additionally, Mr. Galvin is a member of the Executive Committee of Northwestern University’s Board of Trustees, and the Boards of Trustees of the American Enterprise Institute, the Legion D’honneur, and Tsinghua University School of Economics Management Advisory Council, among others.

Mr. Galvin has previously served in a variety of executive leadership roles, including as the Chairman and Chief Executive Officer of Motorola, Inc., the Chairman of NAVTEQ Inc. and the Chairman of Cleversafe, Inc.  Additionally, Mr. Galvin has served as a member of the U.S. Department of Defense Science and Manufacturing Boards, respectively, as well as a member of the Bechtel Corporation’s Board of Counselors, Rand Corporation, the Business Council (US), American Society of Corporate Executives, the US-China Business Council (Chairman 2003), and adviser to the Chief Executive of Hong Kong.

About Colliers International

Colliers International Group Inc. (NASDAQ: CIGI) (TSX: CIGI) is a top tier global real estate services and investment management company operating in 69 countries with a workforce of more than 13,000 professionals. Colliers is the fastest-growing publicly listed global real estate services and investment management company, with 2017 corporate revenues of $2.3 billion ($2.7 billion including affiliates). With an enterprising culture and significant employee ownership and control, Colliers professionals provide a full range of services to real estate occupiers, owners and investors worldwide, and through its investment management services platform, has more than $20 billion of assets under management from the world’s most respected institutional real estate investors.

Colliers professionals think differently, share great ideas and offer thoughtful and innovative advice to accelerate the success of its clients. Colliers has been ranked among the top 100 global outsourcing firms by the International Association of Outsourcing Professionals for 13 consecutive years, more than any other real estate services firm. Colliers is ranked the number one property manager in the world by Commercial Property Executive for two years in a row.

Colliers is led by an experienced leadership team with significant equity ownership and a proven record of delivering more than 20% annualized returns for shareholders, over more than 20 years.

For the latest news from Colliers, visit Colliers.com or follow us on Twitter: @Colliers and LinkedIn.

COMPANY CONTACTS:

Jay S. Hennick
Chairman and CEO

John B. Friedrichsen
CFO

(416) 960-9500